SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ---------------


                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                ---------------


                               Wyant Corporation
                       (Name of Subject Company (Issuer))

                                ---------------


                           Perkins Acquisition Corp.

                              Perkins Papers Ltd.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   982855108
                     (CUSIP Number of Class of Securities)

                                ---------------


                            Michele Beauchamp, Esq.
                              Perkins Papers Ltd.
                          77, Marie-Victorin Boulevard
                                Candiac, Quebec
                                    J5R 1C3
                           Telephone: (450) 444-6400
                     (Name, address and telephone number of
                    person authorized to receive notices and
                  communications on behalf of filing persons)

                                ----------------

                                   COPIES TO:

                             Sandy K. Feldman, Esq.
                              Feldman & Associates
                              10 East 40th Street
                            New York, New York 10016
                           Telephone: (212) 481-1551


                               SEPTEMBER 25, 2000

                                ----------------

/ / Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/     third-party tender offer subject to Rule 14d-1.

/ /     issuer tender offer subject to Rule 13e-3.

/ /     going-private transactions subject to Rule 13e-4.

/ /     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

        Perkins Acquisition Corp., a New York corporation (the "Purchaser"), and Perkins Papers Ltd., a Canada corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on September 8, 2000, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $0.01 per share, of Wyant Corporation, a New York corporation (the "Company"). Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.

CALCULATION OF FILING FEE

        The Calculation of the Filing Fee is hereby amended as follows:

Common Stock                2,270,617 x $4 =                    9,082,468    x .0002 =               1,816.49
Preferred Stock             1,333,333 x $4 =                    5,333,332    x .0002 =               1,066.67
Options                     623,034 x $4 =                      2,492,136    x .0002 =                 498.43
                                                               ----------                           ---------
                            Transaction Value                  16,907,936                            3,381.59     TOTAL FEE
                                                               ==========                           =========
                                                                                                    (2,948.94)    Amount
                                                                                                    ---------     Previously Paid
                                                                                                       432.65     Additional Fee to
                                                                                                    =========     be Paid

ITEM 12.  EXHIBITS.

The Offer to Purchase annexed as Exhibit (a)(1)(A) of the Statement is hereby amended as follows:

         1. SECTION 8 OF THE OFFER TO PURCHASE "CERTAIN INFORMATION CONCERNING THE COMPANY" (page 18) is hereby amended by deleting in its entirety the last sentence thereof (page 20) and substituting in lieu thereof the following:

         Although Parent and the Purchaser do not have any knowledge that any such information is untrue, neither the Purchaser nor Parent has personal knowledge of such information nor are they able to ascertain whether there has been any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

         2. SECTION 10 OF THE OFFER TO PURCHASE "SOURCE AND AMOUNT OF FUNDS" (page 21) is hereby amended by inserting at the conclusion of the last paragraph thereof (page 21) the following:

         As noted above, Parent is financing one hundred percent of the cost of the Offer and the purchases thereunder through its existing credit facilities established under the credit agreement dated July 23, 1998,as amended as of January 1, 2000, described as follows:

         Under the terms of a credit agreement entered into among Parent and its wholly owned U.S. subsidiary Perkins Papers (USA) Ltd., as Borrowers, and Royal Bank of Canada, as Arranger and as Agent as of July 23, 1998, as amended as of January 1, 2000, the lenders thereunder have made available to the Borrowers the following unsecured credit facilities :
         (i) a $15,000,000 overdraft facility, (ii) a $30,000,000 revolving credit facility, and (iii) a $100,000,000 revolving term loan.

         The credit facilities shall be used by the Borrowers for general corporate and working capital purposes and to provide funding for acquisitions.

         The credit facilities are available in US dollars or the equivalent amount in Canadian dollars.

         The credit facilities can be drawn by way of direct advances, Libor loans, bankers acceptances and letters of credit. The direct advances bear interest at the prime rate or US Base Rate and the Libor loans at Libor plus the applicable margin. The applicable margin, the bankers' acceptances fees and the letters of credit fees are based on a funded debt to total capitalization ratio and vary from 0.50% to 0.875%. As of today the applicable margin and fees are at 0.75% and the effective rates of interest on outstanding borrowings are as follows:

         Libor Loans: 7.37%

         Bankers Acceptances: 6.55%

         The overdraft facility and the revolving credit facility require no repayments or reductions prior to maturity in 2005. The availability of the revolving term loan is reduced in nine semi-annual amounts of $7,500,000 commencing in January 2001 with a final reduction of $32,500,000 at maturity in 2005.

         The amount available as of today under the term loan is approximately $53,000,000.

         There is no plan to finance or repay the loan.

         The credit agreement including its amendment are being filed as Exhibits (b)(1) and (b)(2) to this Amendment No. 2 to Schedule TO-T.

         3. SECTION 11 OF THE OFFER TO PURCHASE "CONTACTS AND TRANSACTIONS WITH THE COMPANY; BACKGROUND OF THE OFFER" (page 21) is hereby amended

         (i) by inserting at the conclusion of the carryover paragraph on page 22 the following:

         Parent's purpose in having the two meetings held in February was to evaluate the interest of the members of the Wyant Family in selling the Shares held by them for a purchase price of $3 per Share. The interest in selling at some price, not necessarily $3 per Share, was confirmed, but Mr. Wyant suggested that the discussions be postponed until the release of the most recent Company financial results. After such release, the two other meetings on April 26 and May 8 were conducted to further discuss the proposed transaction.

         (ii) by inserting at the conclusion of the first paragraph on page 22 the following:

         The May 12 letter contained a proposed merger agreement and voting agreement requiring the Wyant Family to vote its Shares in favor of the Merger. (Initially a first step tender offer was not proposed; the parties later decided to proceed by tender offer in the hope that they could then consummate a short-form merger and avoid the greater time and expense of a proxy solicitation). The proposed agreements contained provisions respecting non-solicitation and a termination fee, and the voting agreement constituted a "lock-up agreement", ensuring Parent of consummating the Merger and thus the acquisition of one hundred percent of the Shares. The letter noted that the drafts did not contain a "fiduciary out" clause with respect to alternative proposals, on the view that one was not appropriate in the circumstances of the proposed transaction. See below for a discussion of this and other negotiated issues.

         (iii) by inserting at the conclusion of the sixth paragraph on page 22 the following:

         During the June 29, 2000 meeting Mr. D'Amour reviewed with Messrs. Belzile and Jacques the Company's financial results for 1999 including explaining the results of the discontinued operations and the elements of the restructuring charge that the Company had recorded in the fourth quarter of 1999. These explanations were required in order to enable Messrs. Belzile and Jacques to understand the basis for the improvement in financial results contained in the financial projections and to formulate an improved assessment of value.

         (iv) by inserting at the conclusion of the last paragraph thereof (page
22) the following:

         Following the acceptance by the Company of Parent's offer, the parties commenced negotiations on the definitive agreements, including the Merger Agreement and Stock Purchase Agreement. The negotiations were conducted between the parties in meetings and on the telephone, and the respective positions of the parties were taken with the advice of their legal counsel. Much of the negotiation was conducted between legal counsel in meetings and, more frequently, on the telephone.

         The negotiations respecting the Stock Purchase Agreement proceeded quickly. From the outset Parent and the Wyant Family agreed on the material provisions of the agreement, all of which are described below at page 27, "The Stock Purchase Agreement".

         The negotiations respecting the Merger Agreement proceeded less quickly. Although material issues of price and equal treatment of all shareholders were agreed to at the time of the acceptance by the Company Board of Parent's offer on July 7, 2000, other issues required negotiation. Principal among these negotiated issues were the provisions respecting alternative proposals (see below at page 25), breakup fee (see below at page

         25), stock options (see below at page 26), and the extent of the Company's representations and warranties (see below at page 26).

         With regard to alternative proposals, although both parties agreed that after the signing of the Merger Agreement the Company should not be entitled to solicit alternative proposals, the Company did not agree with Parent's position that in the circumstances of this transaction the Company was not entitled to entertain unsolicited alternative proposals under any circumstances. The Company insisted upon and obtained from Parent the ability to do so in the circumstances described below at page 25.

         With regard to the breakup fee, although the parties agreed from the outset that it would be customary in transactions of this nature for Parent to be entitled to the payment of such a fee in the circumstances described below at page 25, the Company argued that the amount of such fee should be substantially lower than the amount proposed by Parent. Parent argued that the amount of the fee was within the range found reasonable and enforceable by the courts, although admittedly at the upper limit of that range, but that in the circumstances of this transaction such upper limit was warranted. In the end, and upon the agreement of Parent to a substantial reduction in the extent of the Company's representations and warranties (discussed below), resulting in a reduction of the conditions to Parent's obligation to consummate the transaction, the Company agreed to the amount described below.

         With regard to stock options, at the outset the Company proposed that Parent make the payments to the holders of the employee stock options described below at page 26. As negotiations proceeded on this and other issues, Parent agreed to the proposal.

         Finally, with regard to the extent of the Company's representations and warranties, Parent initially proposed an extensive set of representations and warranties. The Company argued against this, basing its argument on the fact that the Company is a public company subject to SEC reporting requirements, and the extensive nature of the due diligence which the Company was willing to provide to Parent prior to its signing the Merger Agreement. The Company's position was based on its concern that once the Merger Agreement was signed, only the most material change in circumstances should enable Parent and the Purchaser not to consummate the Offer and the Merger. In the end Parent accepted this position, as described below at page 26.

         As to whether the Company's Board of Directors considered any alternative transactions, the Company informs Parent of the following:
         At the time Parent approached the Company concerning a possible transaction, the Board had not been actively seeking to sell the Company. Once discussions concerning a transaction with Parent had commenced, the Board did not actively seek alternative proposals to purchase the Company and none was received. The Board did not actively seek alternative proposals because (a) the Board believed that, based upon the Wyant Family's favorable response to the overtures of Parent, it was likely that the Wyant Family would enter into an agreement to sell their shares to Parent whether or not the Company also agreed to a transaction with Parent; (b) the Board believed that following the execution of the Stock Purchase Agreement, whereby Parent would acquire a majority of the shares, it was unlikely that any other interested buyer would come forward; and (c) the non-solicitation provision in the Merger Agreement would not be absolute but would, at the insistence of the Company, allow the Board to exercise its fiduciary duty to the Company and the stockholders in considering and accepting third party offers.

         On August 30, 2000 Parent's Board of Directors met to discuss the acquisition of the Company on the terms contained in the Merger Agreement and Stock Purchase Agreement and otherwise as described herein. At the conclusion of such discussions the transaction was unanimously approved. Prior to such meeting, at a Parent Board of Directors meeting on February 22, 2000, the Board was informed of a potential transaction to acquire the Company. There was no substantive discussion respecting the Company at that meeting, however, and no other discussion at any other Parent Board meeting respecting the Company. The transaction was approved in all respects by the Board of Directors of the Purchaser, acting by written consent dated August 30, 2000.

         4. SECTION 12 OF THE OFFER TO PURCHASE "PURPOSE OF THE OFFER; THE MERGER AGREEMENT; THE STOCK PURCHASE AGREEMENT; THE CONFIDENTIAL DISCLOSURE AND STANDSTILL AGREEMENT; OPINION OF THE COMPANY'S FINANCIAL ADVISOR; PLANS FOR THE COMPANY; APPRAISAL RIGHTS; GOING PRIVATE TRANSACTIONS" (page 22) is hereby amended

         (i) by inserting at the conclusion of the first paragraph thereof "Purpose of the Offer" (page 22) the following:

         The reason Parent decided to acquire the Company at this time was stated as follows by Suzanne Blanchet, President and CEO of Parent, at the time of the announcement of the Offer on August 30, 2000: "This transaction is the logical outcome of a long business relationship between the two corporations. The acquisition of Wyant by Perkins is in keeping with our growth strategy, as it allows us to increase our proportion of converted products toward our 75% target. It also reinforces our sales network on a pan-Canadian scale. Wyant possesses a vast expertise in manufacturing, converting and distributing sanitation supplies, a unique concept in Canada which we intend to further develop." See, Joint Press Release, August 30, 2000, Annexed as the Exhibit to the Schedule TO-C filed August 30, 2000 and Exhibit
         (a)(1)(G) to the Schedule TO-T filed September 8, 2000.

         (ii) by inserting at the conclusion (page 31) of the section thereof entitled "Opinion of the Company's Financial Advisor" (page 27) the following:

         Houlihan Lokey informs Parent and the Purchaser that none of the public companies analyzed had operations directly comparable to both Wood Wyant and IFC. Accordingly, they chose groups of comparable companies to match the respective operations of Wood Wyant and IFC.

         Houlihan Lokey has provided Parent and the Purchaser with the following analysis:

IFC
COMPARABLE TRANSACTION SUMMARY
------------------------------------------------------------------------------------------------------------------------------------

(US$ IN MILLIONS)


                                                                                                   LTM Purchase Multiples       LTM
                                                                                                 ------------------------     EBITDA
Announced   Completed   Target Name     Target Industry Segment   Acquiror Name       TEV        Revenue    EBITDA    EBIT    Margin
----------------------------------------------------------------------------------------------   -------    ------    ----    ------
9/11/1998   03/04/099   THT Inc         Paper                     PH II Inc           $13,700     0.67x      3.7x      4.4x    18.4%

10/17/1997  2/9/1998    Tranzonic Cos   Package Goods/Cosmetics   Linsalata Capital   $79,766     0.54x      5.6x      7.4x     9.5%
                                                                  Partners II


--------------------------------------------------------------------------------------------------------------------------
LOW                                                                                   $13,700     0.54X      3.7X      4.4X     9.5%
HIGH                                                                                  $79,766     0.67X      5.6X      7.4X    18.4%

MEAN                                                                                  $46,733     0.61X      4.7X      5.9X    13.9%
MEDIAN                                                                                $46,733     0.61X      4.7X      5.9X    13.9%
----------------------------------------------------------------------------------------------------------------------

IFC
Market Multiples Analysis
--------------------------------------------------------------------------------

                                   TEV / Revenue

                                        Projected Projected
                                         Next FYE Current FYE     LTM       FYE
                                        --------- -----------     ---       ---
   Boise Cascade Corp                       0.46x     0.50x      0.52x     0.56x
   Chesapeake Corp                          0.71      0.74       0.80      0.75
   Ecolab                                   2.20      2.38       2.49      2.60
   Fort James                               1.31      1.42       1.46      1.47
   Ivex Packaging Corp                      0.84      0.85       0.84      0.90
   Kimberly-Clark                           2.31      2.48       2.58      2.70
   Tufco Tech Inc                             NA        NA       0.73      0.76

   -----------------------------------------------------------------------------
   High                                     2.31x     2.48x      2.58x     2.70x
   Low                                      0.46x     0.50x      0.52x     0.56x
   Median                                   1.08x     1.14x      0.84x     0.90x
   Mean                                     1.31x     1.40x      1.35x     1.39x
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------
   Wyant Corp. - Offer Price                   NA        NA      0.33x     0.33x
   Wyant Corp. - Unaffected Stock Price        NA        NA      0.26x     0.26x
   -----------------------------------------------------------------------------

                                 Price / Earnings

                                        Projected Projected
                                         Next FYE Current FYE      LTM       FYE
                                        --------- -----------      ---       ---
   Boise Cascade Corp                        5.6x     12.2x       8.8x      9.7x
   Chesapeake Corp                           11.0      14.7       27.2      15.1
   Ecolab                                    22.5      25.4       30.0      32.3
   Fort James                                11.2      14.0       17.3      15.6
   Ivex Packaging Corp                        6.5       9.0       10.5       7.9
   Kimberly-Clark                            15.7      17.4       19.9      21.1
   Tufco Tech Inc                              NA        NA       18.2      19.3

   -----------------------------------------------------------------------------
   High                                      22.5x     25.4x      30.0x     32.3x
   Low                                        5.6x      9.0x       8.8x      7.9x
   Median                                    11.1x     14.4x      18.2x     15.6x
   Mean                                      12.1x     15.4x      18.9x     17.3x
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------
   Wyant Corp. - Offer Price                   NA        NA         NA        NA
   Wyant Corp. - Unaffected Stock Price        NA        NA         NA        NA
   -----------------------------------------------------------------------------

IFC
Market Multiples Analysis
--------------------------------------------------------------------------------

                                   TEV / EBITDA

                                       Projected  Projected
                                        Next FYE Current FYE       LTM       FYE
                                        --------- -----------      ---       ---
   Boise Cascade Corp                       3.8x       5.3x       4.7x      5.0x
   Chesapeake Corp                           4.8        5.3        6.2       5.2
   Ecolab                                   10.2       11.2       12.0      12.7
   Fort James                                6.5        7.2        8.0       7.6
   Ivex Packaging Corp                       5.0        5.3        5.3       5.3
   Kimberly-Clark                            9.8       10.7       11.0      11.5
   Tufco Tech Inc                             NA         NA        6.7       7.4

   -----------------------------------------------------------------------------
   High                                     10.2x      11.2x      12.0x     12.7x
   Low                                       3.8x       5.3x       4.7x      5.0x
   Median                                    5.8x       6.3x       6.7x      7.4x
   Mean                                      6.7x       7.5x       7.7x      7.8x
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------
   Wyant Corp. - Offer Price                  NA         NA        8.9x     10.4x
   Wyant Corp. - Unaffected Stock Price       NA         NA        7.0x      8.3x
   -----------------------------------------------------------------------------

                                    TEV / EBIT

                                       Projected  Projected
                                        Next FYE Current FYE       LTM       FYE
                                        --------- -----------      ---       ---
   Boise Cascade Corp                       5.5x       9.2x       7.4x      7.8x
   Chesapeake Corp                           9.8       12.0       13.3       9.9
   Ecolab                                   14.4       16.4       17.6      18.6
   Fort James                                9.4       10.9       12.8      11.7
   Ivex Packaging Corp                       7.4        8.3        8.7       8.3
   Kimberly-Clark                           12.0       13.4       13.9      14.6
   Tufco Tech Inc                             NA         NA       11.4      12.2

   -----------------------------------------------------------------------------
   High                                     14.4x      16.4x      17.6x     18.6x
   Low                                       5.5x       8.3x       7.4x      7.8x
   Median                                    9.6x      11.4x      12.8x     11.7x
   Mean                                      9.8x      11.7x      12.2x     11.9x
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------
   Wyant Corp. - Offer Price                  NA         NA       16.7x     22.9x
   Wyant Corp. - Unaffected Stock Price       NA         NA       13.3x     18.2x
   -----------------------------------------------------------------------------

WOOD WYANT

COMPARABLE TRANSACTION SUMMARY

===================================================================================================================================

(US$ IN MILLIONS)

                                                     Target                                               Premium Paid           LTM
                                                     Industry                                       ------------------------  EBITDA
Announced Completed   Target Name                    Segment        Acquiror Name            TEV    Revenue   EBITDA   EBIT   Margin
--------------------------------------------------------------------------------------------------- ------- --------- ------  ------

12/23/99  05/16/00    Wilmar Industries Inc          Wholesale      Investor Group         $276,765   1.09x    10.4x   11.7x   10.6%
                                                     distributors

12/01/99  03/12/00    Boise Cascade Office Products  Wholesale      Boise Cascade Group   1,399,070   0.44x     7.5x   11.0x    5.9%
                                                     distributors

05/10/99  07/06/99    Unisource Worldwide Inc        Wholesale      Georgia-Pacific Corp  1,205,666   0.17x     9.4x   16.8x    1.8%
                                                     distributors

12/15/97  03/17/98    Gulf South Medical Supply Inc. Wholesale and  Physician Sales and     606,875   2.41x    25.0x   26.4x    9.7%
                                                     distribution   Services Inc.

03/07/97  08/01/97    Micro Bio-Medics Inc.          Wholesale and  Schein (Henry) Inc.     158,816   0.98x    28.4x   40.7x    3.5%
                                                     distribution

08/11/97  09/30/97    National Sanitary Supply Co.   Wholesale      Unisource Worldwide     147,729   0.47x    10.5x   15.1x    4.5%
                                                     distributors

------------------------------------------------------------------------------------------------------------------------------------
Low                                                                                        $147,729   0.17x     7.5x   11.0x    1.8%
High                                                                                     $1,399,070   2.41x    28.4x   40.7x   10.6%

Mean                                                                                       $632,487   0.93x    15.2x   20.3x    6.0%
Median                                                                                     $441,820   0.73x    10.4x   15.9x    5.2%
------------------------------------------------------------------------------------------------------------------------------------

Wood Wyant
Market Multiples Analysis
--------------------------------------------------------------------------------

                                  TEV / Revenue

                                       Projected  Projected
                                        Next FYE Current FYE       LTM       FYE
                                       --------- -----------       ---       ---
  Avnet Inc.                               0.33x      0.45x      0.52x     0.66x
  Daisytek International Corp              0.14       0.15       0.14      0.15
  Handleman Company                        0.31       0.34       0.34      0.34
  United Stationers                        0.34       0.37       0.40      0.43



  ------------------------------------------------------------------------------
  High                                     0.34x      0.45x      0.52x     0.66x
  Low                                      0.14x      0.15x      0.14x     0.15x
  Median                                   0.33x      0.37x      0.40x     0.43x
  Mean                                     0.29x      0.35x      0.38x     0.45x
  ------------------------------------------------------------------------------

  ------------------------------------------------------------------------------
  Wyant Corp. - Offer Price                   NA         NA      0.33x     0.33x
  Wyant Corp. - Unaffected Stock Price        NA         NA      0.26x     0.26x
  ------------------------------------------------------------------------------

                                 Price / Earnings

                                       Projected  Projected
                                        Next FYE Current FYE       LTM       FYE
                                       --------- -----------       ---       ---
  Avnet Inc.                                8.3x      14.1x        NMF       NMF
  Daisytek International Corp                6.5        8.8       42.9      28.7
  Handleman Company                          8.7        9.8        9.4       9.4
  United Stationers                          9.6       11.2       11.4      12.9



  ------------------------------------------------------------------------------
  High                                       9.6x      14.1x      42.9x     28.7x
  Low                                        6.5x       8.8x       9.4x      9.4x
  Median                                     8.7x      11.2x      27.2x     20.8x
  Mean                                       8.5x      11.6x      26.7x     19.9x
  ------------------------------------------------------------------------------

  ------------------------------------------------------------------------------
  Wyant Corp. - Offer Price                   NA         NA         NA        NA
  Wyant Corp. - Unaffected Stock Price        NA         NA         NA        NA
  ------------------------------------------------------------------------------

Wood Wyant
Market Multiples Analysis
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   TEV / EBITDA

                                       Projected  Projected
                                        Next FYE Current FYE       LTM       FYE
                                       --------- -----------       ---       ---
  Avnet Inc.                                5.6x       9.1x      15.3x     18.5x
  Daisytek International Corp               3.6        4.2        7.5       7.2
  Handleman Company                         4.0        4.4        4.3       4.3
  United Stationers                         5.5        6.1        6.4       6.9



  ------------------------------------------------------------------------------
  High                                      5.6x       9.1x      15.3x     18.5x
  Low                                       3.6x       4.2x       4.3x      4.3x
  Median                                    5.5x       6.1x       7.5x      7.2x
  Mean                                      4.8x       6.6x       9.8x     11.1x
  ------------------------------------------------------------------------------

  ------------------------------------------------------------------------------
  Wyant Corp. - Offer Price                   NA         NA       8.9x     10.4x
  Wyant Corp. - Unaffected Stock Price        NA         NA       7.0x      8.3x
  ------------------------------------------------------------------------------

                                    TEV / EBIT

                                       Projected  Projected
                                        Next FYE Current FYE       LTM       FYE
                                       --------- -----------       ---       ---
  Avnet Inc.                                6.3x      10.9x      20.1x      24.0x
  Daisytek International Corp                4.7        5.8       14.9      12.6
  Handleman Company                          5.0        5.7        5.6       5.6
  United Stationers                          6.3        7.0        7.4       8.0



  ------------------------------------------------------------------------------
  High                                       6.3x      10.9x      20.1x     24.0x
  Low                                        4.7x       5.7x       5.6x      5.6x
  Median                                     6.3x       7.0x      14.9x     12.6x
  Mean                                       5.7x       8.0x      13.6x     14.9x
  ------------------------------------------------------------------------------

  ------------------------------------------------------------------------------
  Wyant Corp. - Offer Price                   NA         NA       16.7x     22.9x
  Wyant Corp. - Unaffected Stock Price        NA         NA       13.3x     18.2x
  ------------------------------------------------------------------------------

         Houlihan Lokey informs Parent and Purchaser that the assessment of strategic alternatives did not include a quantification of the range of expected value of the Company under each of the alternatives considered.

         (iii) by inserting at the conclusion (page 32) of the section thereof entitled "Going Private Transactions" (page 31) the following:

         Parent and the Purchaser believe that the Offer is not a going private transaction within the meaning of Rule 13e-3(a)(3) because it is not an offer "made by the issuer", but rather is being made by an unaffiliated third party. However, once the Offer is consummated and Purchaser becomes a majority shareholder of the Company, the subsequent Merger would be a "purchase of an[] equity security by the issuer of such security or by an affiliate of such issuer", and would thereby come within the definition of a going private transaction under Rule 13e-3(a)(3). However, Rule 13e-3(g) provides an exception to this result if the Merger occurs within one year following the termination of the Offer. Parent and the Purchaser are confident that the Merger will be consummated prior to the expiration of one year from the termination of the Offer, and that the Merger will therefore not be subject to Rule 13e-3.

         5. SECTION 14 OF THE OFFER TO PURCHASE "CERTAIN CONDITIONS OF THE OFFER" (page 32) is hereby amended by deleting in its entirety the second paragraph thereof (page 32) and substituting in lieu thereof the following:

         Notwithstanding any other provision of the Offer or the Merger or the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including the foregoing

         Rule 14e-1(c), to pay for, any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer as provided in the Merger Agreement, (A) with the consent of the Company, or (B) if at the expiration date of the Offer, in the case of paragraph (a) below, or at any time on or after the date of the Merger Agreement, and before the acceptance of such Shares for payment or the payment therefor (the "TENDER OFFER CLOSING"), in the case of paragraph (b) below, or at any time on or after the date of the Merger Agreement, and before the expiration of the Offer in the case of paragraphs (c) through (h) below, any of the following conditions exist:

         6. SECTION 15 OF THE OFFER TO PURCHASE "CERTAIN LEGAL MATTERS" (page
33) is hereby amended by inserting at the conclusion of the section thereof entitled "Canadian Antitrust Law" (page 35) the following:

         The 14 day waiting period expired on September 19, 2000, and the Commissioner has not required a long-form filing.

         7. SECTION 16 OF THE OFFER TO PURCHASE "FEES AND EXPENSES" (page 36) is hereby amended by inserting at the conclusion of the first paragraph thereof (page 36) the following:

         By agreement dated as of August 14, 2000 Parent and the Purchaser have agreed to pay the Information Agent a fee of $5,000. By agreement dated as of August 30, 2000 Parent and the Purchaser have agreed to pay the Depositary a fee of $15,000.

        99.(b)(1) US $145,000,000 Credit Agreement, dated as of July 23, 1998, among Perkins Papers Ltd. and its subsidiaries named therein, the Lenders named therein, and Royal Bank of Canada as Arranger and as Agent

        99.(b)(2) First Amending Agreement to Credit Agreement, dated as of January 1, 2000, among Perkins Papers Ltd. and Perkins Papers (USA) Ltd. and Royal Bank of Canada as Arranger and as Agent, in respect of a Credit Agreement dated as of July 23, 1998


                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               PERKINS ACQUISITION CORP.


                               By:  /s/ Suzanne Blanchet
                                    ------------------------
                                    Name:  Suzanne Blanchet
                                    Title: President


                               PERKINS PAPERS LTD.


                               By:  /s/ Suzanne Blanchet
                                    ------------------------
                                    Name:  Suzanne Blanchet
                                    Title: President and
                                           Chief Executive Officer


Dated:  September 25, 2000

                               INDEX TO EXHIBITS

EXHIBIT NUMBER

        99.(b)(1) US $145,000,000 Credit Agreement, dated as of July 23, 1998, among Perkins Papers Ltd. and its subsidiaries named therein, the Lenders named therein, and Royal Bank of Canada as Arranger and as Agent

        99.(b)(2) First Amending Agreement to Credit Agreement, dated as of January 1, 2000, among Perkins Papers Ltd. and Perkins Papers (USA) Ltd. and Royal Bank of Canada as Arranger and as Agent, in respect of a Credit Agreement dated as of July 23, 1998